SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2003

HDFC BANK LIMITED
(Translation of registrant’s name into English)

Sandoz House, Dr. Annie Besant Road
Worli, Mumbai 400 018, India
(Address of principal executive offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934

Yes [ ]	No [X]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 28th March, 2003	HDFC BANK LIMITED

/s/ Vinod Yennemadi
	Name:	Vinod Yennemadi
	Title:	Country Head- Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Letter addressed to The Stock Exchange, Mumbai informing about appointment of Mr. Keki Mistry as additional director of the Bank.